EXHIBIT 99.1
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                                  ANNOUNCEMENT






                              WPP GROUP PLC ("WPP")
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On 25 February 2003 WPP received the following notification pursuant to section 198-202 of the Companies Act 1985 from Franklin Resources, Inc. The registered interests are those of Franklin Resources, Inc and its affiliates, which includes Franklin Mutual Advisers and LLC Templeton Worldwide Inc and its affiliates.

Franklin Resources, Inc has increased its beneficial interest to 58,174,541 WPP Ordinary Shares. This holding represents 5.025% of WPP's issued Ordinary Share Capital.









26 February 2003